ING USA Annuity and Life Insurance Company and its Separate Account B

ING Rollover Choice^{SM} Variable Annuity

**Supplement dated October 27, 2006 to the
Contract Prospectus dated April 28, 2006, as supplemented**

This supplement updates certain information contained in your Contract Prospectus. Please read it carefully and keep it with your current Contract Prospectus for future reference.

Effective November 6, 2006, ING FMR^{SM} Earnings Growth Portfolio will change its name to ING FMR^{SM} Large Cap Growth Portfolio. Accordingly, effective November 6, 2006, all references to ING FMR^{SM} Earnings Growth Portfolio in the Contract Prospectus are deleted and replaced with ING FMR^{SM} Large Cap Growth Portfolio.